                           OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF
                       MOBLEY ENVIRONMENTAL SERVICES, INC.
                                       AT
                               $.20 NET PER SHARE
                                       BY
                               GAP CAPITAL, L.L.C.
                             ROGER J. PIPES, MANAGER

-------------------------------------------------------------------------------
      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
     YORK CITY TIME, ON MONDAY, JULY 12, 1999, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 2,662,975 CLASS A SHARES (APPROXIMATELY 51% OF THE OUTSTANDING CLASS A SHARES ON A FULLY DILUTED BASIS EXCLUDING CLASS B SHARES SUBJECT TO THE LOCK-UP AND VOTING AGREEMENT). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS.

         THE BOARD OF DIRECTORS OF MOBLEY ENVIRONMENTAL SERVICES, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER REFERRED TO HEREIN AND DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

                                 ---------------

                                    IMPORTANT

         Any stockholder desiring to tender all or any portion of such stockholder's shares of Class A common stock, par value $.01 per share, of the Company ("Class A Shares") should either (i) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Class A Shares to the Depositary along with the Letter of Transmittal or facsimile or deliver such Class A Shares pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Class A Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Class A Shares.

         A stockholder who desires to tender Class A Shares and whose certificates for such Class A Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Class A Shares by following the procedure for guaranteed delivery set forth in Section 2, including the Notice of Guaranteed Delivery.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to Purchaser at the address and telephone number set forth on the back cover of this Offer to Purchase.

June 11, 1999

To the Holders of Class A Common Stock of Mobley Environmental Services, Inc.:

                                 INTRODUCTION

         GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), hereby offers to purchase all outstanding shares of Class A common stock, par value $.01 per share, of Mobley Environmental Services, Inc., a Delaware corporation (the "Company"), at $.20 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The outstanding shares of the Company's Class A common stock, par value $.01 per share, are referred to herein collectively as "Class A Shares" and individually as a "Class A Share."

         Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of tendered Class A Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of BankBoston, N.A., which is acting as the Depositary (the "Depositary"), incurred in connection with the Offer. See Section 16.

         THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT
STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR CLASS A SHARES PURSUANT TO THE OFFER.

         Harris, Webb & Garrison, the Company's financial advisor ("HWG"), has delivered to the Board of Directors of the Company its written opinion to the effect that, as of the date of such opinion, the $.20 per share in cash to be offered to the holders of the Class A Shares in the Offer is fair to such holders, from a financial point of view. Such opinion, which sets forth the factors considered and the assumptions made by HWG, is set forth in full as an exhibit to the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders of the Company herewith.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 2,662,975 CLASS A SHARES (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTIONS 1 AND 14 HEREOF.

         The Offer is being made pursuant to the Tender Offer Agreement dated as of June 4, 1999 (the "Tender Offer Agreement"), among the Purchaser and the Company pursuant to which, the parties have agreed that effective upon purchase and payment for the tendered Class A Shares by the Purchaser, the Purchaser shall be entitled to designate the following number of directors on the Company's Board of Directors: (a) in the event the Purchaser has purchased any Class A Shares pursuant to the Offer, but less than 51% of the outstanding Class A Shares and the Company's Class B common stock, par value $.01 per share (the "Class B Shares"), combined on a fully diluted basis, taking into account the convertibility of the Class B Shares that are not subject to the Lock-Up and Voting Agreement (as defined below), the Purchaser shall be entitled to designate one director less than the number of directors on the Company's Board of Directors immediately prior to such designation (e.g., if there are two directors serving immediately prior to such designation, the Purchaser shall be entitled to designate a third director) and (b) in the event the Purchaser has purchased a number of Class A Shares pursuant to the Offer that represents at least 51% of the outstanding Class A Shares and Class B Shares combined on a fully diluted basis, taking into account the convertibility of the Class B Shares that are not subject to the Lock-Up and Voting Agreement, the Purchaser shall be entitled to designate the least number of directors necessary to constitute, once designated, a majority of the Company's Board of Directors. The Company has covenanted and agreed that the Company shall take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board of Directors, including without limitation, increasing the number of directors, amending its bylaws, using its reasonable best efforts to obtain resignations of incumbent directors, and, to the extent necessary, filing with the Securities and Exchange Commission (the "Commission") and mailing to its stockholders the information required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         In connection with the execution of the Tender Offer Agreement, certain holders of Class B Shares have entered into a lock-up and voting agreement with the Purchaser (the "Lock-Up and Voting Agreement"), pursuant to which such stockholders have agreed to vote any and all of their Class A Shares and Class B Shares in favor of a 50,000 to 1 reverse stock split of the Class A Shares and the Class B Shares (the "Reverse Split") in the event such a Reverse Split is to be voted on or otherwise approved at a meeting of holders of Class A Shares or Class B Shares (or by written consent in lieu thereof). The Lock-Up and Voting Agreement is more fully described in Section 12.

         In order to induce the Purchaser to enter into the Tender Offer Agreement, simultaneously with the execution of the Tender Offer Agreement, the Company issued to Purchaser a warrant (the "Warrant"), pursuant to which the Company granted to the Purchaser an option to acquire a certain number of Class A Shares and Class B Shares upon the occurrence of certain events and in accordance with certain terms and conditions set forth in the Warrant. The Warrant is more fully described in Section 12.

         The Company has represented to the Purchaser that, as of June 4, 1999, there were 4,259,650 Class A Shares issued and outstanding, 4,575,643 Class B Shares issued and outstanding and 168,000 shares subject to outstanding stock options. According to reports of the Company filed with the Commission, as of March 31, 1999, the Company had 84,707 Class B Shares held in treasury.

         The Tender Offer Agreement is more fully described in Section 12. Certain federal income tax consequences of the sale of Class A Shares pursuant to the Offer are described in Section 5.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.       TERMS OF THE OFFER

         Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Class A Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. Certain holders of Class B Shares have agreed pursuant to the Lock-Up and Voting Agreement not to tender shares in connection with the Offer. See Section 12. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, July 12, 1999, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

         The Offer is subject to certain conditions set forth in Section 14, including satisfaction of the Minimum Condition. See Section 14.

         Subject to the applicable rules and regulations of the Commission, the Purchaser reserves the right to waive any other condition to the Offer in whole or in part in its sole discretion. In addition, subject to the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right at any time and from time to time to modify or amend the terms of the Offer; provided that under the Tender Offer Agreement the Purchaser has agreed that it will not, without the prior written consent of the Company, (1) decrease or change the form of consideration payable in the Offer, (2) decrease the number of Class A Shares sought pursuant to the Offer, (3) impose additional conditions to the Offer or (4) broaden the scope of the conditions of the Offer (provided that the Purchaser in its sole discretion may waive any conditions to the Offer).

         In the Tender Offer Agreement, the Purchaser has agreed, subject to the conditions in Section 14 and its rights under the Offer, to accept for payment tendered Class A Shares as soon as practicable after the latest of
(1) the date on which the conditions in Section 14 are fulfilled and there is no right to terminate the Offer under Section 14 (subject to Purchaser's rights to extend the Offer), (2) at least 2,662,975 Class A Shares have been validly tendered and not withdrawn prior to the Expiration Date, (3) the Class A Shares shall be held of record by fewer than 300 persons, (4) the Company shall have filed with the Commission and not withdrawn a Form 15 deregistering the Company's Class A

Common Stock (the "Form 15") and (5) the earliest date on which the Offer can expire under federal law. For a description of the Purchaser's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see Section 12.

         There can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as required by applicable law). Any extension, waiver amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-l(d) under the Exchange Act, requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of tendered Class A Shares) is delayed in its acceptance for payment of or payment for tendered Class A Shares or it is unable to pay for tendered Class A Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Class A Shares on behalf of the Purchaser, and such tendered Class A Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 3. However, the ability of the Purchaser to delay the payment for tendered Class A Shares that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including a waiver of the Minimum Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

         The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of the Class A Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Class A Shares and will be furnished by the Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Class A Shares.

2.       PROCEDURE FOR TENDERING CLASS A SHARES

         VALID TENDER. For a stockholder validly to tender Class A Shares pursuant to the Offer, either (1) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Class A Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either certificates for tendered Class A Shares must be received by the Depositary at one of such addresses or such Class A Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

         The Depositary will establish an account with respect to the Class A Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Class A Shares by causing the Book-Entry Transfer Facility to transfer such Class A Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Class A Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Class A Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY'S IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         THE METHOD OF DELIVERY OF CLASS A SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. CLASS A SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Class A Shares, which are subject to such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

         SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder of Class A Shares (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Class A Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) such Class A Shares are tendered for the account of a firm that is a member of the Medallion Signature Guaranty Program or by any other "eligible guaranty institution" as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"). In all other cases, all signatures on the Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Class A Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Class A Shares not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

         GUARANTEED DELIVERY. If a stockholder desires to tender Class A Shares pursuant to the Offer and such stockholder's certificates for Class A Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

                  (a)  such tender is made by or through an Eligible
         Institution;

                  (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary, as provided below, prior to the Expiration Date; and

                  (c) the certificates for all tendered Class A Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Class A Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for business.

         The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

         Notwithstanding any other provision hereof, payment for tendered Class A Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) certificates for (or a timely Book-Entry Confirmation with respect to) such tendered Class A Shares, (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or Agent's Message in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for tendered Class A Shares or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE TENDERED CLASS A SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         The valid tender of Class A Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

         APPOINTMENT. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Class A Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Class A Shares or other securities or rights issued or issuable in respect of such Class A Shares on or after June 4, 1999. All such proxies shall be considered coupled with an interest in the tendered Class A Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Class A Shares tendered by such stockholder as provided herein. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Class A Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise voting and other rights with respect to such Class A Shares or other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Class A Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such tendered Class A Shares, the Purchaser must be able to exercise voting and other rights with respect to such tendered Class A Shares and other securities or rights, including voting at any meeting of stockholders then scheduled.

         DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Class A Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the

Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Class A Shares, whether or not similar defects or irregularities are waived in the case of other Class A Shares. No tender of Class A Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

         BACKUP WITHHOLDING. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Class A Shares in the Offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Class A Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3.       WITHDRAWAL RIGHTS

         Except as otherwise provided in this Section 3, tenders of Class A Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Class A Shares to be withdrawn, the number of Class A Shares to be withdrawn and the name of the registered holder of the Class A Shares to be withdrawn, if different from the name of the person who tendered the Class A Shares. If certificates for Class A Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Class A Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. Withdrawals of tenders of Class A Shares may not be rescinded, and any Class A Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Class A Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR CLASS A SHARES

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Class A Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 as soon as practicable after the later of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions set forth in Section 14. For a description of the Purchaser's right to terminate the Offer and not accept for payment or pay for tendered Class A Shares or to delay acceptance for payment or payment for tendered Class A Shares, see
Section 14.

         In all cases, payment for tendered Class A Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such tendered Class A Shares (or timely Book-Entry Confirmation of a transfer of such tendered Class A Shares as described in Section 2), (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (3) any other documents required by the Letter of Transmittal. The consideration paid per Class A Share to any stockholder pursuant to the Offer will be the highest consideration paid per Class A Share to any other stockholder pursuant to the Offer.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Class A Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such tendered Class A Shares. Payment for Class A Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE TENDERED CLASS A SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         If the Purchaser is delayed in its acceptance for payment of or payment for tendered Class A Shares or is unable to accept for payment or pay for tendered Class A Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-l(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Class A Shares, any such Class A Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

         If any tendered Class A Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Class A Shares will be returned, without expense to the tendering stockholder (or, in the case of Class A Shares delivered by book-entry transfer of such Class A Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 2, such Class A Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

         The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, or to any direct or indirect subsidiary of Purchaser, the right to purchase Class A Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Class A Shares validly tendered and accepted for payment pursuant to the Offer.

5.       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         Sales of Class A Shares pursuant to the Offer will be taxable transactions for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local, foreign and other tax laws. For federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the aggregate tax basis in the Class A Shares tendered by the stockholder and purchased pursuant to the Offer. Gain or loss will be calculated separately for each block of Class A Shares tendered and purchased pursuant to the Offer.

         If tendered Class A Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering stockholder's holding period for the Class A Shares exceeds one year. Under present law, long-term capital gains recognized by a tendering individual stockholder will generally be taxed at a maximum federal marginal tax rate of 20%.

         A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Class A Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

         If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

         THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO CLASS A SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF CLASS A SHARES IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX
LAWS) OF THE OFFER.

6.       PRICE RANGE OF THE CLASS A SHARES; DIVIDENDS ON THE CLASS A SHARES

         Prior to May 23, 1996, the Class A Shares were listed and traded on The Nasdaq National Market. Since that date, the Class A Shares have been quoted for trading on the OTC Bulletin Board under the symbol "MBLYA." The following table sets forth, for each of the periods indicated, the range of reported high and low bid quotations as reported by the OTC Bulletin Board as stated in the Company's documents filed with the Commission ("Commission Documents"). Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

                                                                     SALES PRICE
                                                              --------------------------
                                                                 LOW             HIGH
                                                              ---------       ----------
       1997
                First Quarter............................       $ 3/16          $ 9/32
                Second Quarter...........................         7/32           19/64
                Third Quarter............................         7/32           19/64
                Fourth Quarter...........................         7/32             1/4

       1998
                First Quarter............................       $ 7/32          $  3/8
                Second Quarter...........................         7/32             3/8
                Third Quarter............................        13/64             3/8
                Fourth Quarter...........................          1/8            5/16

       1999     First Quarter............................       $ 7/50          $ 7/50
                Second Quarter (through June 4, 1999)....       $ 7/50          $ 7/50

         On June 4, 1999, the last full day of trading before the public announcement of the execution of the Tender Offer Agreement, the reported closing sale price of the Class A Shares was $.14 per Class A Share. On June 10, 1999, the last full day of trading before commencement of the Offer, the reported closing sale price of the Class A Shares was $.14 per Class A Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE CLASS A SHARES.

         The Company has not paid cash dividends on the Class A Shares since its initial public offering in September 1991 and according to the Company's Commission Documents has no present plans to make any distributions to its stockholders.

         Pursuant to the Tender Offer Agreement, the Company has agreed not to declare, set aside, make or pay any dividend or distribution on the Class A Shares.

 7. EFFECT OF THE OFFER ON THE MARKET FOR THE CLASS A SHARES; OTC TRADING; REGISTRATION UNDER THE EXCHANGE ACT

         The purchase of Class A Shares pursuant to the Offer will reduce the number of Class A Shares that might otherwise trade publicly and may reduce the number of holders of Class A Shares, which could adversely affect the liquidity and market value of the remaining Class A Shares held by the stockholders other than the Purchaser. Following completion of the Offer, the Purchaser may propose to the Company that the Company effectuate a 50,000 to 1 Reverse Split, which may further reduce the liquidity of the Class A Shares. The Purchaser cannot predict whether the reduction in the number of Class A Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Class A Shares or whether it would cause future market prices to be greater or less than the Offer Price. See Section 12.

         According to the Company, as of June 4, 1999, there were 4,259,650 Class A Shares outstanding held of record by approximately 106 holders and 4,575,643 Class B Shares outstanding held of record by 36 holders.

         The Class A Shares have been quoted for trading on the OTC Bulletin Board. The extent of the public market for the Class A Shares and continued availability of such quotations would depend, however, upon the number of holders of the Class A Shares remaining at such time, the interest in maintaining a market in the Class A Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors.

         The Class A Shares are currently registered under the Exchange Act. On June 4, 1999, the Company filed with the Commission a Form 15 to deregister the Class A Shares. Such termination of registration takes effect 90 days after such filing, or on such earlier date as the Commission may determine; however, the Company's obligation to file certain reports with the Commission was automatically suspended upon the filing of such Form 15. Termination of the registration of the Class A Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Class A Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with stockholder action and the related requirement of an annual report to stockholders no longer applicable to the Class A Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

8.       CERTAIN INFORMATION CONCERNING THE COMPANY

         GENERAL. The Company is a Delaware corporation with its principal executive offices at 111 Congress Avenue, Suite 1400, Austin, Texas 78701, c/o Howard V. Rose, Esq. According to the Company's Form 10-KSB for the fiscal year ended December 31, 1998 (the "Company Form 10-KSB"), prior to January 20, 1997, the Company provided diverse environmental and field-related services to industrial, governmental and commercial markets and specialized in the collection, transportation, treatment, recycling and management of a wide variety of non-hazardous liquid hydrocarbons, oil filters, absorbents and related materials. The Company also provided oil field services, including transportation, marketing, storing and disposing of various liquid materials used or produced as waste throughout the life cycle of oil and gas wells. The Company has had no operating assets since the sale of its oil field services business and hydrocarbon recovery and recycling business in 1997.

         FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the information contained in the Company Form 10-KSB, as well as the Company's Quarterly Report on Form 10-QSB for the three months ended March 31, 1999, which are incorporated by reference herein. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                                        MOBLEY ENVIRONMENTAL SERVICES, INC.
                                    SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                  -------------------------------    -------------------------------
                                                      1998             1997              1999             1998
                                                  -------------    --------------    -------------    --------------
Revenues........................................  $          -     $           -     $          -     $           -
Cost of revenues................................             -                 -                -                 -
                                                  -------------    --------------    -------------    --------------

    Gross profit................................             -                 -                -                 -
                                                  -------------    --------------    -------------    --------------
                                                  -------------    --------------    -------------    --------------

Selling, general and administrative expenses....           704               759              275               159
                                                  -------------    --------------    -------------    --------------
    Operating Loss..............................          (704)             (759)            (275)             (159)
Gain on sale of investment securities...........             -               555               22                 -
Interest income.................................           330               158               66                77
Other income (expense), net.....................            15                42               12                 5
                                                  -------------    --------------    -------------    --------------
    Loss from continuing operations before
       income taxes.............................          (359)               (4)            (175)              (77)
Income taxes....................................             -                 -                -                 -
                                                  -------------    --------------    -------------    --------------
    Loss from continuing operations.............          (359)               (4)            (175)              (77)
Discontinued operations, net of tax:
    Net loss from operations of waste
       management services segment..............             -              (405)               -                 -
    Gain on sale of oilfield segment............             -             2,802                -                 -
    Net gain from the earnout period of waste
       management services segment..............           607                 -                -                 -
                                                  -------------    --------------    -------------    --------------
    Income from discontinued operations.........           607             2,397                -                 -
                                                  -------------    --------------    -------------    --------------
    Net income..................................           248             2,393             (175)              (77)
Comprehensive income (loss):
    Other comprehensive income (loss) - change
       in net unrealized gains (loss) on
       securities, net of tax of ($35), $15 and
       $58......................................           (68)               29              112                 -
                                                  -------------    --------------    -------------    --------------
Comprehensive income............................  $        180     $       2,422     $        (63)    $         (77)
                                                  -------------    --------------    -------------    --------------
                                                  -------------    --------------    -------------    --------------

Net income (loss) per share - basic and
  assuming dilution:
Continuing operations...........................  $      (0.04)    $       (0.00)
Discontinuing operations........................          0.07              0.27
                                                  -------------    --------------    -------------    --------------
                                                  $       0.03     $       0.27      $      (0.02)    $       (0.01)
                                                  -------------    --------------    -------------    --------------
                                                  -------------    --------------    -------------    --------------

                                                                                                 THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,             MARCH 31, 1999
                                                         ------------------------------------    -------------------
                                                              1998                1997              (UNAUDITED)
                                                         ----------------    ----------------
ASSETS:
Current assets:
    Cash and cash equivalents..........................  $            81     $           353     $              527
    Receivables........................................              155                 373                    142
    Prepaid expenses...................................               94                  93                     94
                                                         ----------------    ----------------    -------------------
       Total current assets............................              330                 819                    763
Property, plant, and equipment, net....................              188                 211                    186
Note receivable........................................                -                 500                      -
Investment securities available for sale...............            4,954               4,495                  4,734
Other assets, net......................................              359                 192                    335
                                                         ----------------    ----------------    -------------------
                                                         $         5,831     $         6,217     $            6,018
                                                         ----------------    ----------------    -------------------
                                                         ----------------    ----------------    -------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable.......................................  $            61     $           100     $              133
Accrued expenses.......................................              413               1,041                    591
                                                         ----------------    ----------------    -------------------
    Total current liabilities..........................              474               1,141                    724
                                                         ----------------    ----------------    -------------------

Stockholders' equity:
    Preferred stock $.01 par value; 2,000,000 shares
       authorized, none issued.........................                -                   -                      -
    Common stock, $.01 par value:
       Class A, 15,000,000 shares authorized;
         4,259,650 shares issued and outstanding in
         1998 and 1997.................................               43                  43                     43
       Class B, 10,000,000 shares authorized;
         4,660,350 shares issued and 4,575,643 shares
         outstanding in 1998 and 1997..................               47                  47                     47
    Additional paid-in capital.........................           25,159              25,159                 25,159
    Accumulated deficit................................          (19,845)            (20,093)               (20,020)
    Accumulated other comprehensive income (loss)......              (39)                 29                     73
    Deferred compensation costs under restricted stock
       agreements......................................                -                (101)                     -
    Treasury stock: 84,707 shares of Class B common
       stock, at cost..................................               (8)                 (8)                    (8)
                                                         ----------------    ----------------    -------------------
       Total stockholders' equity......................  $         5,357     $         5,076     $            5,294
Commitments and contingencies..........................  $         5,831     $         6,217     $            6,018
                                                         ----------------    ----------------    -------------------
                                                         ----------------    ----------------    -------------------

         AVAILABLE INFORMATION. The Company is currently subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Upon the filing by the Company of its Form 15, the Company's obligation to file certain reports with the Commission was automatically suspended. Information as of particular dates concerning the Company's directors and officers, their remuneration, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and can be obtained electronically on the Commission's website at http://www.sec.gov.

         Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser does not have any knowledge that any such information is untrue, the Purchaser does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.       CERTAIN INFORMATION CONCERNING THE PURCHASER

         PURCHASER. The Purchaser, a Texas limited liability corporation, was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal offices of the Purchaser are located at 6310 Lemmon Avenue, Suite 202, Dallas, Texas 75209. The outstanding membership interests of the Purchaser are owned by four individuals: J.L. Williams, Gene Bishop, Mike Myers and Roger J. Pipes (collectively, the "Investors"). The Purchaser's sole manager is Roger J. Pipes (the "Manager").

         FINANCIAL INFORMATION. Because the Purchaser was recently organized to acquire the Company and has not conducted any unrelated activities since its organization, selected financial information regarding the Purchaser is unavailable. Neither the Purchaser nor the Investors are incurring debt to finance the aggregate Offer Price; rather, the Investors' have irrevocably committed to the Purchaser to make capital contributions to the Purchaser, upon the satisfaction of the Minimum Condition, in an amount required by the Purchaser to acquire the tendered Class A Shares pursuant to the Offer, which aggregate Offer Price is estimated not to exceed approximately $1,011,000 (which assumes the conversion into Class A Shares of all Class B Shares not subject to the Lock-Up and Voting Agreement) (the "Aggregate Offer Amount"). Further, the Investors have advanced and irrevocably committed to the Purchaser to additionally advance to the Purchaser funds necessary to pay fees and expenses related to the Offer, which fees and expenses are estimated to be approximately $125,000 (the "Estimated Expenses")(the Aggregate Offer Amount with the Estimated Expenses are referred to herein as (the "Aggregate Transaction Amount")). Each of the Investors has certified to the Purchaser, and its Manager, and provided additional information as they requested to verify, that each Investor's net worth exceeds the Aggregate Transaction Amount and that funds in excess of such Aggregate Transaction Amount are available to such respective Investor in cash and marketable securities.

         The Manager currently beneficially owns an aggregate of 24,593 Class A Shares, or .58% of the outstanding Class A Shares. In addition, pursuant to the terms of the Tender Offer Agreement, the Company issued to Purchaser a Warrant to purchase from the Company (a) 228,133 Class A Shares (being approximately equal to 4.9% of the number of Class A Shares that, as of February 22, 1997, were issued and outstanding on a fully diluted basis giving effect to the exercise of the Warrant and the exercise of all securities (other than the Class B Shares) convertible into Class A Shares) and (b) 235,861 Class B Shares (being approximately equal to 4.9% of the number of Class B Shares that, as of February 22, 1999, were issued and outstanding on a fully diluted basis giving effect to the exercise of the Warrant and the exercise of all securities convertible into Class B Shares). The exercise price per Class A Share and Class B Share under the Warrant is equal to the Offer Price. The Purchaser may exercise the Warrant, in whole or in part, at any time and from time to time prior to December 31, 2008 after the occurrence of certain events described therein. The Purchaser has also entered into the Lock-Up and Voting Agreement with certain holders of Class B Shares, pursuant to which those holders have agreed to vote their Class A Shares and Class B Shares in accordance with the provisions of the Lock-Up and Voting Agreement. See Section 12.

         Except as set forth above or described elsewhere in this Offer to Purchase, neither the Purchaser nor to the best knowledge of the Purchaser, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Purchaser or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

         Except as described in this Offer to Purchase, (1) there have not been any contracts, transactions or negotiations between the Purchaser, any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I, on the one hand, and the Company or any to its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (2) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

         During the last five years neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of the Purchaser are set forth in Schedule I.

10.      SOURCE AND AMOUNT OF FUNDS

         The total amount of funds required by the Purchaser to acquire the tendered Class A Shares pursuant to the Offer and to pay fees and expenses related to the Offer is estimated not to exceed approximately $1,136,000. The Purchaser expects to obtain the funds required to consummate the Offer with funds provided through capital contributions and, in the case of fees and expenses, advances made by its members. The members of the Purchaser expect to fund any necessary capital contributions and advances to the Purchaser with personal funds. See Section 9.

11.      CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER

         The Manager and Investors have followed the business activities of the Company for some time.

         On November 11, 1998, the Manager met with John Mobley, President, Chief Executive Officer and Chairman of the Board of the Company to present a general outline of a proposed acquisition and reorganization of the Company. In general, the Manager proposed a cash tender offer for all of the outstanding Class A Shares. As part of this proposal, the Manager also discussed with Mr. John Mobley his expectation that following the consummation of such tender offer, the Purchaser might propose a transaction in which the Company might deregister its registration with the Commission, become a wholly-owned subsidiary of the Purchaser, extend loans to the Purchaser at a market rate of interest and in which the Purchaser with the non-tendering stockholders of the Company might form an entity to hold the Company and seek investment opportunities. Mr. John Mobley agreed to evaluate the proposal and have informal discussions with other Board members to determine the level of interest of the Board.

         On November 23, 1998, Mr. John Mobley requested that the Manager deliver a general outline of his earlier proposal to Chip Cureton, Director, Tom Mobley, Vice President and Director of the Company, and Howard Rose, counsel to the Company. A copy of the proposal was transmitted to all such individuals on or about November 23, 1998.

         On December 2, 1998, the Manager met with Steven Mobley and John C. Kerr of HWG to discuss possible transaction structures and procedural transaction steps.

         During the week of December 15, 1998, the Manager, Mr. Steven Mobley, Bobby Jelks, a partner at KPMG, and Mr. John Mobley discussed certain structural and tax ramifications of the proposed transaction.

         On January 4, 1999, the Manager spoke with Mr. Rose regarding the discussions that occurred during December 1998 and requested that Mr. Rose ascertain what, if any, issues members of the Board might have with his prior proposals. Mr. Rose then prepared a memorandum to the Board and set up a meeting between the Board, the Manager and certain representatives of each.

         On February 1, 1999, the Manager, Jeffrey Sone, counsel to Manager and Purchaser, Messrs. Tom Mobley, Cureton, John Mobley and Rose met to discuss a transaction pursuant to which the Purchaser would acquire not less than a majority of the Class A Shares for $.20 per share and thereafter cause the Company to become a wholly-owned subsidiary of the Purchaser. In addition, at that time, the Manager expressed his intention to propose, following the consummation of any such transaction resulting in the Company becoming a wholly-owned subsidiary of the Purchaser, that the Company loan its available cash resources, subject to repayment pursuant to a promissory note, to Purchaser. The parties agreed that any such loan would be subject to further negotiation and approval by the Company's Board. The Board expressed a moderate level of interest in pursuing the transaction. The parties agreed to proceed with further discussions. The Manager requested general information regarding the composition of the Company's securityholders, and the requested information was furnished by the Company the following week.

         On February 11, 1999, the Manager delivered by facsimile to all of the members of the Board and Mr. Rose a letter outlining the terms of a proposed business transaction calling for the acquisition by the Purchaser of at least a majority of the outstanding Class A Shares at a cash price of $.20 per share, and requested Board approval of the proposal.

         Over the next few weeks, the Manager and the Board negotiated various terms and provisions contained in the Manager's proposal. The proposal was revised and recirculated each time. However, on March 5, 1999, Mr. John Mobley advised the Manager that Mr. Cureton resigned from the Board for reasons unrelated to the proposed transaction. The remaining Board members and the Manager then discussed the viability of continuing negotiations and determined to do so.

         On March 16, 1999, the parties met again to discuss the transaction and the possibility of utilizing alternative structures to the one proposed by the Manager on March 5, 1999. At the end of that meeting, a follow up meeting was scheduled for March 23, 1999.

         On March 23, 1999, the scheduled follow up meeting was held to discuss the Manager's proposal of March 5, 1999. A consensus was ultimately reached at the meeting, and the Manager prepared a revised letter of intent based on the discussions. The revised letter of intent was circulated and on March 26, 1999, the Manager received a fully-executed copy. The Tender Offer Agreement is consistent with the terms of such letter of intent in all material respects.

         During the first two weeks of April, initial drafts of the Tender Offer Agreement, Lock-Up and Voting Agreement and Warrant were circulated among the parties. After financial information was delivered to the parties by Chad Gorman on April 27, 1999, these documents were revised again.

         During the last week of May 1999, revised documents were once again circulated and negotiated and revised slightly. The documents were finalized the first week in June 1999, and were executed on June 4, 1999.

         On June 11, 1999, the Purchaser commenced the Offer.

12. PURPOSE OF THE OFFER; THE TENDER OFFER AGREEMENT; THE LOCK-UP AND VOTING AGREEMENT; THE WARRANT

         PURPOSE OF THE OFFER

         PURPOSE. The purpose of the Offer is to acquire control of and at least a majority of the Class A Shares of the Company. There are currently fewer than 300 holders of record of Class A Shares. The Company has filed with the Commission Form 15, which filing automatically suspends the Company's obligation to file certain reports with the Commission and following 90 days from such filing (or such shorter period as the Commission may determine) the termination of the Company's registration takes effect. Accordingly, the Class A Shares will cease to be publicly traded and the Company will no longer be subject to the reporting requirements of the Exchange Act.

         PLANS FOR THE COMPANY. The Company does not currently have any operations. Following the completion of the Offer, the Purchaser may propose one or more transactions with the Company, which may include the lending of funds by the Company at competitive interest rates or even the liquidation of the Company. The Purchaser has not finalized any such plans or proposals.

         REVERSE SPLIT. Following the purchase of Class A Shares by the Purchaser pursuant to this Offer, the Purchaser may propose to the Company that the Company effectuate a 50,000 to 1 reverse stock split of the Class A Shares and the Class B Shares, with fractional shares paid in cash at the Offer Price (on a pre-split basis). The effect of such a reverse stock split may be to further reduce the number of holders of Class A Shares and Class B Shares; however, as the Company has already filed a Form 15 with the Commission, the Company's reporting obligations and registration status should not be further impacted by the Reverse Split other than by making it less likely that in the near future the number of stockholders of the Company would rise to a level that would require the Company to re-register with the Commission. Such a reduction may further limit the liquidity of the Class A Shares and the Class B Shares and may have the effect of cashing out stockholders of the Company that chose not to tender their Class A Shares pursuant to this Offer. Assuming the Minimum Condition is met, the Purchaser, with the Class A Shares and Class B Shares subject to the Lock-Up and Voting Agreement, will have sufficient votes to approve the Reverse Split. See
Section 7.

         Except as otherwise described in this Offer to Purchase, the Purchaser has no current, definite plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company.

         The Tender Offer Agreement provides that, commencing upon the purchase of the tendered Class A Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate directors to serve on the Board of Directors of the Company as described below under "The Tender Offer Agreement-Board of Directors."

         THE TENDER OFFER AGREEMENT

         The following is a summary of certain provisions of the Tender Offer Agreement, which is filed as an Exhibit to the Tender Offer Statement on
Schedule 14D-1 filed with the Purchaser with the Commission in connection with the Offer (the "Tender Offer Statement") and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Offer Agreement.

         THE OFFER. The Tender Offer Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for Class A Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Class A Share or the amount of Class A Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in Section 14.

         RECOMMENDATION. The Tender Offer Agreement states that the Board of Directors has (i) determined that the Offer is fair to the holders of the Class A Shares as well as fair to and in the best interests of the Company and its stockholders, (ii) approved the Tender Offer Agreement and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Tender Offer Agreement by the Company's stockholders.

         INTERIM AGREEMENTS OF THE PURCHASER AND THE COMPANY. Pursuant to the Tender Offer Agreement, the Company has covenanted and agreed that, during the period from the date of the Tender Offer Agreement to the Effective Time, the Company and its subsidiaries will each conduct its operations according to its ordinary and usual course of business consistent with past practice; that neither the Company nor any of its subsidiaries will intentionally take or willfully omit to take any actions that results in or could reasonably be expected to result in, a Company Material Adverse Effect (as defined in the Tender Offer Agreement); that the Company will use its reasonable best efforts to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees and consultants and to maintain satisfactory relationships with customers, agents, suppliers and other persons having business relationships with the Company or its subsidiaries. Pursuant to the Tender Offer Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Tender Offer Agreement, the Company covenanted and agreed that neither the Company nor any of its subsidiaries will (a) issue, sell or dispose of additional shares of capital stock of any class (including the Class A Shares and Class B Shares) of the Company or any of its subsidiaries, or securities convertible into or exchangeable for any such shares or securities, or any rights, warrants, or options to acquire any such shares or securities, other than Class A Shares and Class B Shares issued upon exercise of options disclosed pursuant to the Tender Offer Agreement, in each case in accordance with the terms so disclosed; (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding capital stock, or other securities of the Company or any of its subsidiaries; (c) split, combine, subdivide or reclassify any of its capital stock or declare, set aside, make or pay any dividend or distribution on any shares of its capital stock; (d) sell, pledge, dispose of or encumber any of its assets, except for sales, pledges, dispositions or encumbrances in the ordinary course of business consistent with past practices; (e) incur or modify any indebtedness or issue or sell any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become absolutely or contingently responsible for obligations of any other person, or make any loans or advances, other than in the ordinary course of business consistent with past practices; (f) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, or other arrangements for the benefit or welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting or vesting of stock options or stock appreciation rights) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing or make or agree to make any payments to any directors, officers, agents, contractors or employees relating to a change or potential change in control of the Company; (g) acquire by merger, consolidation or acquisition of stock or assets any corporation, partnership or other business organization or division or make any investment either by purchase of stock or securities, contributions to capital (other than to wholly-owned subsidiaries), property transfer or purchase of any material amount of property or assets, in any other person; (h) adopt any amendments to their respective charters or bylaws or equivalent organizational documents, except as required by the Tender Offer Agreement; (i) take any action other than in the ordinary course of business and consistent with past practices, to pay, discharge, settle or satisfy any claim, liability or obligation (absolute or contingent, accrued or unaccrued, asserted or unasserted or otherwise); (j) change any method of accounting or accounting practice used by the Company or any of its subsidiaries, except for any change required by reason of a concurrent change in generally accepted accounting principles; (k) revalue in any respect any of its assets, including, without limitation, writing down the value of its portfolio or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices; (l) authorize any new capital expenditure or expenditures that individually, is in excess of $10,000 or, in the aggregate, are in excess of $50,000; (m) make any tax election, settle or compromise any federal, state or local tax liability or consent to the extension of time for the assessment or collection of any federal, state or local tax; (n) settle or compromise any pending or threatened suit, action or claim material to the Company and its subsidiaries taken as a whole or relevant to the transactions contemplated by the Tender Offer Agreement; (o) enter into any agreement, arrangement or understanding to do any of the foregoing actions, including any agreement, arrangement or understanding resulting in or providing for a sale of any assets of the Company (other than a sale of assets in the ordinary course of business and consistent with past practice) or a merger or other liquidation, sale or disposition of the Company; (p) voluntarily take any action or willfully omit to take any action that could make any representation or warranty of the Company in the Tender Offer Agreement untrue or incorrect in any material respect at any time, including as of the date of the Tender Offer Agreement and as of the time of consummation of the Offer, as if made as of such time.

         CONFIDENTIALITY. Pursuant to the Tender Offer Agreement, the Purchaser covenanted and agreed that the Purchaser will hold and will cause its consultants and advisors to hold in confidence, unless compelled to disclose by judicial or administrative process or, in the written opinion of its legal counsel, by other requirements of law, all documents and information concerning the Company and its subsidiaries furnished to the Purchaser in connection with the transactions contemplated by the Tender Offer Agreement (except to the extent that such information can be shown to have been (i) previously known by the Purchaser from sources other than the Company, or its directors, officers, representatives or affiliates, (ii) in the public domain through no fault of the Purchaser or (iii) later lawfully acquired or the Purchaser on a non-confidential basis from other sources who are not known by the Purchaser to be bound by a confidentiality agreement or otherwise prohibited from transmitting the information to the Purchaser by a contractual, legal or fiduciary obligation) and will not release or disclose such information to any other person, except its directors, officers, agents, employees, consultants and advisors in connection with the Tender Offer Agreement and the transactions contemplated thereby. The Purchaser will be deemed to have satisfied its obligation to hold such information confidential if it exercises the same care as it takes to preserve confidentiality for its own similar information.

         NONSOLICITATION. The Tender Offer Agreement provides that the Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, solicit or encourage (including by way of furnishing information) the initiation of any inquiries or proposals (each an "Acquisition Proposal") regarding a Third Party Acquisition (as defined below). Provided that nothing in the Tender Offer Agreement shall prevent the Board of Directors if it determines in good faith, after consultation with, and the receipt of advice from, outside counsel, that it is required to do so in order to discharge properly its fiduciary duties, from considering, negotiating, approving and recommending to the stockholders of the Company an unsolicited bona fide written Acquisition Proposal which the Board of Directors determines in good faith (after consultation with its financial advisors and legal counsel) would result in a transaction more favorable to the Company's stockholders than the transaction contemplated by the Tender Offer Agreement (any Acquisition Proposal meeting such criterion, being referred to as a "Superior Proposal"). Provided further that nothing in the Tender Offer Agreement shall prohibit the Company from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to any other tender offers. The Company must promptly, but in no event later than 24 hours, notify the Purchaser after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors that it is considering making, or has made, an Acquisition Proposal. Such notice to the Purchaser has to be made orally and in writing and must indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. If the Board of Directors receives a request for material nonpublic information by a party who makes an unsolicited bona fide Acquisition Proposal and the Board of Directors determines that such proposal, if consummated pursuant to its terms would be a Superior Proposal, then, and only in such case, the Company may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between the Company and the Purchaser, provide such party with access to information regarding the Company. The Tender Offer Agreement requires that the Company immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Purchaser) conducted before the date of the Tender Offer Agreement with respect to any Acquisition Proposal, and the Company agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party. The Company also agreed to ensure that the officers, directors and employees of the Company and its subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of these restrictions; and be responsible for any breach of this restriction by such bankers, advisors and representatives.

         ACCESS TO INFORMATION. Between the date of the Tender Offer Agreement and the Effective Time, the Company will, and will cause its subsidiaries, officers, directors, employees and agents upon reasonable notice, to afford to officers, employees and agents of the Purchaser and its affiliates and the banks, other financial institutional and investment bankers working with the Purchaser and its respective officers, employees and agents, complete access at all reasonable times to its officers, employees, agents, properties, books, records and contracts, and will furnish the Purchaser and its affiliates and the banks, other financial institutions and investment bankers working with the Purchaser, all financial, operating and other data and information as they reasonably request.

         BOARD OF DIRECTORS. The Tender Offer Agreement provides that effective upon purchase and payment for any tendered Class A Shares by the Purchaser, the Purchaser shall be entitled to designate the following number of directors on the Company's Board of Directors: (a) in the event the Purchaser has purchased any Class A Shares pursuant to the Offer, but less than 51% of the outstanding Class A Shares and Class B Shares combined on a fully diluted basis, taking into account the convertibility of the Class B Shares that are not subject to the Lock-Up and Voting Agreement, the Purchaser shall be entitled to designate one director less than the number of directors on the Company's Board of Directors immediately prior to such designation (e.g., if there are two directors serving immediately prior to such designation, the Purchaser shall be entitled to designate a third director) and (b) in the event the Purchaser has purchased a number of Class A Shares pursuant to the Offer that represents at least 51% of the outstanding Class A Shares and Class B Shares combined on a fully diluted basis, taking into account the convertibility of the Class B Shares that are not subject to the Lock-Up and Voting Agreement, the Purchaser shall be entitled to designate the least number of directors necessary to constitute, once designated, a majority of the Company's Board of Directors. The Company covenanted and agreed that the Company shall take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors amending its bylaws, using its reasonable best efforts to obtain resignations of incumbent directors, and, to the extent necessary, filing with the Commission and mailing to its stockholders the information required by Section 14(f) of the Exchange Act.

         The Purchaser covenanted and agreed that the Purchaser will supply any information with respect to itself and its respective nominees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and the rules promulgated thereunder to the Company. Upon written request by the Purchaser, the Company will use its reasonable best efforts to cause the designees of the Purchaser to constitute the same percentage of representation as is on the Board of Directors after giving effect to the Purchaser's right to designate a certain number of directors of the Company on (1) each committee of the Board of Directors; (2) the board of directors of each subsidiary of the Company; and (3) each committee of such subsidiaries' boards of directors.

         INDEMNIFICATION AND INSURANCE. The Purchaser has agreed that all rights to indemnification now existing in favor of the directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws and pursuant to the contracts disclosed in the Tender Offer Agreement will, to the extent such rights are in accordance with applicable law, stay in effect in accordance with their respective terms. In the event any action, suit, proceeding or investigation relating to the Tender Offer Agreement or to the transactions contemplated by the Tender Offer Agreement is commenced by a third party, whether before or after the Effective Time, the Company and the Purchaser have agreed, subject to the fiduciary duties of the Board of Directors of the Company and the Manager of the Purchaser, to cooperate and use all reasonable efforts to defend against and respond to such action, suit, proceeding or investigation.

         BEST EFFORTS. The Tender Offer Agreement provides that the Company and the Purchaser will each use all reasonable best efforts to consummate the transactions contemplated by the Tender Offer Agreement.

         REPRESENTATIONS AND WARRANTIES. The Tender Offer Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to corporate power and authority to execute, deliver and consummate the Tender Offer Agreement, undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation, environmental liabilities, intellectual property rights and material contracts.

         TERMINATION. The Tender Offer Agreement may be terminated and the Offer may be abandoned at any time prior to the purchase of the Class A Shares pursuant to the Offer: (a) by mutual written consent of the Purchaser and the Company; (b) by the Purchaser or the Company if any court of competent jurisdiction or other governmental body has issued a final order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the purchase of Class A Shares pursuant to the Offer and such order, decree, ruling or other action is or has become nonappealable; (c) by the Purchaser if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in
Section 14 hereto the Purchaser has (i) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (ii) terminated the Offer, or (iii) failed to pay for the Class A Shares pursuant to the Offer by October 1, 1999; (d) by the Company if (i) there has not been a breach of any material representation, warranty, covenant, or agreement on the part of the Company, and the Purchaser has (A) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (B) terminated the Offer, (C) failed to pay for the Class A Shares pursuant to the Offer by October 1, 1999 (provided, however, that any termination pursuant to this clause C must be made by written notice irrevocably stating the intent of the Company to terminate the Tender Offer Agreement delivered to the Purchaser by 12:00 noon, Dallas time, on October 1, 1999), or (ii) prior to the purchase of Class A Shares pursuant to the Offer, a person or group has made a bona fide offer that the Board of Directors of the Company by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with its financial advisors and based as to legal matters on the written opinion of legal counsel, is obligated by its fiduciary duties under applicable law to terminate the Tender Offer Agreement, provided that such termination under this clause (ii) will not be effective until payment of the Termination Fee (as defined below); (e) by the Purchaser prior to the purchase of Class A Shares pursuant to the Offer, if (i) there has been a breach (which breach is not cured or not capable of being cured prior to the earlier of (A) ten days following notice to the Company by the Purchaser of such breach or (B) two business days prior to the expiration date of the Offer, as extended from time to time pursuant to the terms of the Tender Offer Agreement) of any representation or warranty on the part of the Company having a Company Material Adverse Effect or materially adversely affecting or delaying the ability of the Purchaser to consummate the Offer or the Company to effectuate the Reverse Split, (ii) there has been a breach (which breach is not cured or not capable of being cured prior to the earlier of (A) ten days following notice to the Company by the Purchaser of such breach or (B) two business days prior to the expiration date of the Offer, as extended from time to time pursuant to the terms of the Tender Offer Agreement) of any covenant or agreement on the part of the Company resulting in a Company Material Adverse Effect or materially adversely affecting or delaying the ability of the Purchaser to consummate the Offer or the Company to effectuate the Reverse Split, (iii) the Company engages in negotiations with any person or group (other than the Purchaser) that has proposed a Third Party Acquisition with certain excepts; (iv) the Company enters into an agreement, letter of intent or arrangement with respect to a Third Party Acquisition, (v) the Board has withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Tender Offer Agreement or the Reverse Split or has recommended another offer or has adopted any resolution to effect any of the foregoing, or (vi) the Minimum Condition has not been satisfied by the expiration date of the Offer and on or prior to such date (A) any person or group (other than the Purchaser) has made and not withdrawn a public announcement with respect to a Third Party Acquisition or (B) any person or group (including the Company or any of its affiliates) other than the Purchaser has become the beneficial owner of 9.9% (except in bona fide arbitrage transactions) or more of the Class A Shares and Class B Shares; or (f) by the Company if (i) there has been a breach (which breach is not cured or not capable of being cured prior to the earlier of (A) ten days following notice to the Purchaser of such breach or (B) two business days prior to the expiration date of the Offer, as extended from time to time pursuant to the terms of the Tender Offer Agreement) of any representation or warranty on the part of the Purchaser that materially adversely affects (or materially delays) the consummation of the Offer or (ii) there has been a material breach (which breach is not cured or not capable of being cured prior to the earlier of (A) ten days following notice to the Purchaser of such breach or (B) two business days prior to the expiration date of the Offer, as extended from time to time pursuant to the terms of the Tender Offer Agreement) of any covenant or agreement on the part of the Purchaser that materially adversely affects (or materially delays) the consummation of the Offer.

         TERMINATION FEE. Pursuant to the Tender Offer Agreement, in the event (A) the Purchaser terminates the Tender Offer Agreement pursuant to clause (e)(i) through (e)(v) of the preceding paragraph or (B) the Company is not at such time in material breach of the Tender Offer Agreement and terminates the Tender Offer Agreement pursuant to clause (d)(ii) of the preceding paragraph, the Company will reimburse the Purchaser and its affiliates (not later than one business day after submission of statements together with reasonable documentation therefor) for all out-of-pocket fees and expenses actually incurred by any of them or on its behalf in connection with the Offer and the proposed consummation of all transactions contemplated by the Tender Offer Agreement (including, without limitation, costs of advertising, filing fees and fees payable to legal counsel, financial printers, financing sources, investment bankers, counsel to any of the foregoing, and accountants); provided, that in the event the Purchaser or its affiliates seek and obtain payment under these circumstances, the Company shall not be additionally liable for consequential or speculative damages arising from such termination. If, (i) (A) the Purchaser terminates the Tender Offer Agreement pursuant to clause (e)(i) through (e)(v) of the preceding paragraph or (B) if the Company terminates the Tender Offer Agreement pursuant to clause (d)(i)(C) of the preceding paragraph and, within nine months thereafter, the Company enters into an agreement, letter of intent or binding arrangement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs or (ii) the Company terminates the Tender Offer Agreement pursuant to clause (d)(ii) of the preceding paragraph, then in either case the Company will reimburse, in cash, the Purchaser within one business day following the execution and delivery of such agreement or letter of intent or the entering into of such an arrangement or the occurrence of such Third Party Acquisition, as the case may be, or simultaneously with such termination pursuant to clause (d)(ii) of the preceding paragraph for all out-of-pocket fees and expenses actually incurred by or on behalf of Purchaser in connection with the Offer and the proposed consummation of all the transactions contemplated by the Tender Offer Agreement (including, without limitation, costs of advertising, filing fees and fees payable to legal counsel, financial printers, financing sources, investment bankers, counsel to any of the foregoing and accountants) not in excess of $100,000 (the "Termination Fee").

         "Third Party Acquisition" means the occurrence of any of the following events (i) the acquisition of the Company by merger or otherwise by any person or group other than the Purchaser, or any affiliate of the Purchaser (a "Third Party"); (ii) the acquisition by a Third Party of any substantial portion of the business or assets of the Company and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of 9.9% or more of the outstanding Class A Shares or Class B Shares from the Company or in a transaction or series of related transactions that results in a change of control of the Company; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or
(v) the acquisition by the Company or any of its subsidiaries of more than 9.9% of the outstanding Class A Shares or Class B Shares.

         COSTS AND EXPENSES. Except as discussed above, the Tender Offer Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Tender Offer Agreement shall be paid by the party incurring such costs and expenses.

         APPRAISAL RIGHTS. Holders of Class A Shares do not have dissenters' rights as a result of the Offer.

         LOCK-UP AND VOTING AGREEMENT. The following is a summary of certain provisions of the Lock-Up and Voting Agreement, which is filed as an Exhibit to the Tender Offer Statement and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Lock-Up and Voting Agreement.

         In connection with the execution of the Tender Offer Agreement certain holders of Class B Shares, which in the aggregate own no Class A Shares and 3,781,725 Class B Shares, have entered into lock-up and voting agreements with the Purchaser pursuant to which each such stockholder has agreed that no Stockholder shall (i) other than gifts to persons who agree to be subject to the terms of the Lock-Up and Voting Agreement, directly or indirectly offer for sale, sell, transfer, tender, convert, exchange, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, conversion, exchange, pledge, encumbrance, assignment or other disposition of, any or all of such stockholder's Class A Shares or Class B Shares or any interest therein; (ii) except as contemplated by the Lock-Up and Voting Agreement, grant any proxies or powers of attorney, deposit any Class A Shares or Class B Shares into a voting trust or enter into a voting agreement with respect to any Class A Shares or Class B Shares; or (iii) take any action that would make any representation or warranty of such stockholder contained in untrue or incorrect or would have the effect of preventing or disabling such stockholder from performing such stockholder's obligations under the Lock-Up and Voting Agreement.

         Each such stockholder has further agreed at any meeting of the holders of Class A Shares or Class B Shares, however called, or in connection with any written consent of the holders of Class A Shares or Class B Shares, such stockholder shall vote (or cause to be voted) the Class A Shares and Class B Shares held of record or beneficially owned by such stockholder, whether issued, heretofore owned or hereafter acquired, (i) in favor of a 50,000 to 1 reverse stock split of the Class A Shares and the Class B Shares, the execution and delivery by the Company of the Tender Offer Agreement and the approval of the terms thereof and each of the other actions contemplated by the Tender Offer

Agreement and the Lock-Up and Voting Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Tender Offer Agreement or the Lock-Up and Voting Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Purchaser, against the following actions (other than the transactions contemplated by the Tender Offer Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company;
(2) any change in the present capitalization of the Company or any amendment of the Company's Articles of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the transactions contemplated by the Lock-Up and Voting Agreement and the Tender Offer Agreement. Further, each such stockholder agreed that it shall not enter into any agreement or understanding with any Person or entity the effect of which would be inconsistent with or violative of the foregoing provisions and agreements.

         WARRANT. The following is a summary of certain provisions of the Warrant, which is filed as an Exhibit to the Tender Offer Statement and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Warrant.

         In order to induce the Purchaser to enter into the Tender Offer Agreement, simultaneously with the execution of the Tender Offer Agreement, the Company issued to Purchaser a warrant to purchase from the Company (a) 228,133 Class A Shares (being approximately equal to 4.9% of the number of Class A Shares that, as of February 22, 1999, were issued and outstanding on a fully diluted basis giving effect to the exercise of the Warrant and the exercise of all securities (other than of Class B Shares) convertible into Class A Shares) and (b) 235,861 Class B Shares (being approximately equal to 4.9% of the number of Class B Shares that, as of February 22, 1999, were issued and outstanding on a fully diluted basis giving effect to the exercise of the Warrant and the exercise of all securities convertible into Class B Shares).

         The exercise price per Class A Share and Class B Share under the Warrant is equal to the Offer Price.

         The Purchaser may exercise the Warrant, in whole or in part, at any time and from time to time prior to December 31, 2003 after the occurrence of an Exercise Event (as defined below).

         An "Exercise Event" shall occur for purposes of the Warrant upon the occurrence prior to December 31, 1999 of any of the following:

                  (a) the Company shall have entered into an agreement with a Third Party pursuant to which such Third Party would acquire in excess of 9.9% of any class of equity securities of the Company or any substantial portion of the business or assets of the Company; or

                  (b) the Board of Directors of the Company or any record or beneficial holder of more than 5% of the Class B Shares shall recommend or not oppose any transaction with a Third Party similar to the transactions contemplated by the Tender Offer Agreement.

13.      DIVIDENDS AND DISTRIBUTIONS

         Pursuant to the terms of the Tender Offer Agreement, neither the Company nor any of its subsidiaries will issue, sell, or dispose of additional shares of capital stock of any class (including the Class A Shares and Class B Shares) of the Company or any of its subsidiaries, or securities convertible into or exchangeable for any such shares or securities, or any rights, warrants or options to acquire any such shares or securities, other than Class A Shares and Class B Shares issued upon exercise of options disclosed in the Tender Offer Agreement; (ii) redeem, purchase, or otherwise acquire, or propose to redeem purchase, or otherwise acquire, any of its outstanding capital stock, or other securities of the Company or any of its subsidiaries; or (iii) split, combine, subdivide, or reclassify any of its capital stock or declare, set aside, make, or pay any dividend or distribution on any shares of its capital stock except for dividends or distributions to the Company and its subsidiaries from their respective subsidiaries.

14.      CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) relating to the obligation of the Purchaser to pay for or return tendered Class A Shares promptly after the termination or withdrawal of the Offer) to pay for tendered Class A Shares, or may terminate or amend the Offer as provided in the Tender Offer Agreement, or may postpone the acceptance for payment of, or payment for, tendered Class A Shares (whether or not any other tendered Class A Shares have been accepted for payment or paid for pursuant to the Offer) if prior to the expiration of the Offer (i) the Minimum Condition has not been satisfied; or (ii) if at any time on or after the date of the Tender Offer Agreement, and at any time before the time of acceptance for payment of any such tendered Class A Shares, any of the following occurs:

                  (1) any of the representations or warranties of the Company contained in the Tender Offer Agreement is not true and correct at and as of any date prior to the expiration date of the Offer as if made at and as of such time, except for (i) failures to be true and correct as could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; or (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) ten days after written notice from the Purchaser to the Company of such failure or (B) two business days prior to the expiration date of the Offer;

                  (2) the Company has failed to comply with any of its obligations under the Tender Offer Agreement, except for (i) failures to so comply as could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; and (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) ten days after written notice from the Purchaser to the Company of such failure or (B) two business days prior to the expiration date of the Offer;

                  (3) the Board of Directors of the Company has withdrawn or modified in any respect adverse to the Purchaser its recommendation of the Offer or taken any position inconsistent with such recommendation;

                  (4) the Tender Offer Agreement has been terminated in accordance with its terms;

                  (5) the Company has reached an agreement with the Purchaser that the Offer be terminated or amended;

                  (6) any state, federal or foreign government or governmental authority has taken any action, or proposed, sought, promulgated or enacted, or any state, federal or foreign government or governmental authority or court has entered, enforced or deemed applicable to the Offer or the transactions contemplated by the Tender Offer Agreement, any statute, rule, regulation, judgment, order or injunction that is reasonably likely to (i) make the acceptance for payment of, the payment for or the purchase of some or all of the tendered Class A Shares and the Class B Shares illegal or otherwise restrict, materially delay, prohibit consummation of or make materially more costly, the Offer or the Reverse Split, (ii) result in a material delay in or restrict the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the tendered Shares in the Offer or for the Company to effectuate the Reverse Split,
         (iii) require the divestiture by, the Purchaser or the Company or any of their respective subsidiaries or affiliates of all or any material portion of the business, assets or property of any of them or any Class A Shares or Class B Shares, or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties and Class A Shares and Class B Shares, (iv) impose material limitations on the ability of the Purchaser to acquire or hold or to exercise effectively all rights of ownership of the Class A Shares or Class B Shares, including the right to vote any Class A Shares or the Class B Shares acquired by either of them on all matters properly presented to the stockholders of the Company or
         (v) impose any limitations on the ability of the Purchaser or any of its respective subsidiaries or affiliates effectively to control in any material respect the business or operations of the Company, the Purchaser or any of their respective subsidiaries or affiliates;

                  (7) any change (or any condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, that could reasonably be expected to result in a Company Material Adverse Effect;

                  (8) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or quotations for shares traded thereon as reported by the Nasdaq or otherwise, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other financial institutions, (v) after the date of the Tender Offer Agreement, an aggregate decline of at least 25% in the Dow Jones Industrial Average or Standard & Poor's 500 Index or a decline in either such index of 12 1/2% in any 24-hour period, or (vi) in the case of any of the occurrences referred to in clauses (i) through (iv) existing at the time of the commencement of the Offer, in the reasonable judgment of the Purchaser, a material acceleration or worsening thereof;

                  (9) any person or group other than the Purchaser and its affiliates has entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Class A Shares or Class B Shares or a merger, consolidation or other business combination or acquisition with or involving the Company or any of its subsidiaries; or

                  (10) any material approval, permit, authorization, consent or waiting period of any domestic or foreign, governmental, administrative or regulatory entity (federal, state, local, provincial or otherwise) has not been obtained or satisfied on terms satisfactory to the Purchaser in its sole discretion;

that, in the good faith judgment of the Purchaser, makes it inadvisable to proceed with the Offer or with such acceptance for payment of, or payment for, tendered Class A Shares or to proceed with the Reverse Split.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Tender Offer Agreement). The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts or circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

15.      CERTAIN LEGAL MATTERS; REGULATORY MATTERS

         Based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, the Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Class A Shares as contemplated herein or of any approval or other action, except as otherwise described in this Section 15, by any governmental entity that would be required for the acquisition or ownership of Class A Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or other action will be sought. While, except as otherwise expressly described in this Section 15, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Class A Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken. Because of the failure of such approvals or other actions or because of conditions to be imposed in connection with such approvals or other actions, the Purchaser could decline to accept for payment or pay for any Class A Shares tendered. See Section 14 for certain conditions to the Offer.

         STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

         Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's Board of Directors has approved the Tender Offer Agreement and the Purchaser's acquisition of tendered Class A Shares pursuant to the Offer and, therefore, Section 203 of DGCL is inapplicable to the Offer.

         Based on information supplied by the Company, the Purchaser does not believe that any state takeover statutes purport to apply to the Offer. The Purchaser has not currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Class A Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, the Purchaser may not be obliged to accept for payment or pay for any Class A Shares tendered pursuant to the Offer.

         ANTITRUST. The Company and the Purchaser do not believe that the reporting requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") require the filing by the Purchaser of a Notification and Report Form with respect to the Offer. As such, no waiting period under the HSR Act is applicable to the Offer. Notwithstanding the foregoing, if the Antitrust Division or the FTC raises substantive issues in connection with the Offer, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

         The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's purchase of tendered Class A Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of tendered Class A Shares pursuant to the Offer or seeking the divestiture of Class A Shares acquired by the Purchaser or the divestiture of substantial assets of the Purchaser, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

         APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer.

         "GOING PRIVATE" TRANSACTIONS. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to a combination following the purchase of Class A Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Class A Shares or Class B Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

16.      FEES AND EXPENSES

         The Purchaser has retained BankBoston, N.A. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

         The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Class A Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.      MISCELLANEOUS

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Class A Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Class A Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Class A Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         The Purchaser has filed with the Commission the Tender Offer Statement pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such statements and schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 (except that they will not be available at the regional offices of the Commission).

                                       GAP CAPITAL, L.L.C.

                                   SCHEDULE I

                            MANAGER OF THE PURCHASER

         1. MANAGER OF THE PURCHASER. The name, business address, present principal occupation or employment and five-year employment history of the sole Manager of the Purchaser is set forth below. The business address of such Manager is 6310 Lemmon Avenue, Suite 202, Dallas, Texas 75209. The Manager listed below is a citizen of the United States.

                                               POSITION WITH PURCHASER; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND BUSINESS ADDRESS                            5-YEAR EMPLOYMENT HISTORY; OUTSIDE DIRECTORSHIPS
-----------------------------------    -----------------------------------------------------------------------------
Roger J. Pipes                         Mr. Pipes has been the sole Manager of the Purchaser since its formation in
                                       May 1999. Mr. Pipes also acts as and has been the managing partner of
                                       Harvard Capital, L.L.C., a private company, since its formation in 1995, and in that capacity has been engaged in investments in financial obligations, operating companies, and real estate. From 1991 to 1994, Mr.
                                       Pipes was the President and part owner of U.S. Recovery, Inc., which engaged in investments in real estate, financial obligations, and operating companies. He served as a Director of CBQ, Inc., a publicly traded
                                       Colorado corporation, from November 19, 1998 to April 30, 1999. He is not presently serving on the Board of any publicly traded companies, but does serve on the Boards of operating companies in which he, Harvard Capital,
                                       L.L.C. or U.S. Recovery, Inc. have investments. Mr. Pipes received a degree in business for Southern Methodist University in 1975 and a Juris
                                       Doctorate from Texas Tech School of Law in 1978. He is licensed to practice law in the State of Texas.

         The Letter of Transmittal, certificates for Class A Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                                BankBoston, N.A.

    BY OVERNIGHT COURIER:             BY MAIL DELIVERY:                BY HAND:
       BankBoston N.A.                 BankBoston, N.A.         Securities Transfer and
        c/o EquiServe                   c/o EquiServe          Reporting Services, Inc.
      Corporate Actions               Corporate Actions              c/o EquiServe
150 Royall Street, MS 45-01-40          P.O. Box 8029        100 William Street, Galleria
       Canton, MA 02021             Boston, MA 02266-8029         New York, NY 10038

                                FOR INFORMATION:
                               Call (781) 575-3120

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Purchaser at the telephone numbers and location listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                               GAP Capital, L.L.C.
                          6310 Lemmon Avenue, Suite 202
                               Dallas, Texas 75209
                                 (214) 350-9070
                        Attn: Roger J. Pipes, its Manager